UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            ORBIT INTERNATIONAL CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    685559106
                                 (CUSIP Number)


Alan S. Parsow                   with a copy to      David L. Hefflinger
General Partner                                      McGrath, North, Mullin
Elkhorn Partners Limited Partnership                   & Kratz,P.C.
P.O. Box 818                                         1400 One Central Park Plaza
Elkhorn, NE  68022                                   Omaha, NE 68102
(402) 289-3217                                       (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 October 4, 2002
             (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 685559106                    13D                    Page 2 of 4 Pages

         1.       Name of Reporting Person
                  SS or IRS Identification Number of Above Person

                  Elkhorn Partners Limited Partnership / 47-0721875

         2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)                       / /      (b)

         3.       SEC Use Only

         4.       Source of Funds

                  WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  / /

         6.       Citizenship or Place of Organization

                  Nebraska

                                                  7. Sole Voting Power

                                                      147,600 Shares
                  Number of
                  Shares                          8. Shared Voting Power
                  Beneficially
                  Owned by                            0
                  Reporting
                  Person                          9. Sole Dispositive Power
                  With
                                                      147,600 Shares

                                                 10. Shared Dispositive Power

                                                      0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  147,600 Shares

         12.      Check Box if Aggregate Amount in Row 11 Excludes Certain
                  Shares

                  / /

         13.      Percent of Class Represented by Amount in Row 11

                  Approximately 7.0% of voting securities

         14.      Type of Reporting Person

                  PN

CUSIP NO. 685559106                    13D                     Page 3 of 4 Pages


ITEM 1.  SECURITY AND ISSUER.

         The securities to which this Schedule 13D relates are shares of common stock of Orbit International Corp. ("Orbit"), whose principal executive offices are located at 80 Cabot Court, Hauppauge, New York 11788. Elkhorn Partners Limited Partnership (the "Partnership") is the entity making this filing.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Schedule 13D is being filed by the Partnership. The sole general partner of the Partnership is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of the Partnership consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

     (d)-(e) Neither the Partnership nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Partnership has acquired Orbit common stock through open market purchases. The purchase price was obtained from the Partnership's working capital and from margin account borrowings from brokers.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Partnership has acquired the Orbit common stock as an investment. The Partnership intends to review on a continuing basis its investment in the Orbit common stock, Orbit's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnership may purchase additional Orbit common stock either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnership may dispose of the Orbit common stock it presently owns or hereafter acquires either in the open market, in privately negotiated transactions, or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of October 14, 2002, the Partnership owns 147,600 shares of Orbit common stock. The Orbit Form 10-Q for the quarter ended June 30, 2002 reported that there were outstanding 2,110,196 shares of Orbit common stock as of August 13, 2002. Based on this number, the Partnership owns approximately 7.0% of the Orbit common stock.

         (c) Since August 11, 2002, the Partnership purchased 56,200 shares of Orbit common stock, in open market transactions, at prices ranging from $2.20 to $3.04 per share.

CUSIP NO. 685559106                13D                         Page 4 of 4 Pages



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Neither the Partnership nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Orbit including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  October 14, 2002


Elkhorn Partners Limited Partnership


By:  /s/ Alan S. Parsow
    --------------------
      Alan S. Parsow
      General Partner